UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

SMART GLOBAL HOLDINGS, INC.

(Name of Issuer)

Ordinary shares, par value $0.03 per share

(Title of Class of Securities)

G8232Y101

(CUSIP Number)

Karen M. King, Esq.

Silver Lake

2775 Sand Hill Road, Suite 100

Menlo Park, CA 94025

(650) 233-8120

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Daniel N. Webb, Esq.

Simpson Thacher & Bartlett LLP

2475 Hanover Street

Palo Alto, California 94304

(650) 251-5000

July 9, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G8232Y101

1.	Names of Reporting Persons. Silver Lake Partners III Cayman (AIV III), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,138,094
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,138,094

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,138,094
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 26.2%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. G8232Y101

1.	Names of Reporting Persons. Silver Lake Technology Investors III Cayman, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 33,077
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 33,077

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,077
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. G8232Y101

1.	Names of Reporting Persons. Silver Lake Technology Associates III Cayman, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,171,171
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,171,171

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,171,171
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 26.3%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. G8232Y101

1.	Names of Reporting Persons. Silver Lake (Offshore) AIV GP III, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,171,171
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,171,171

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,171,171
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 26.3%
14.	Type of Reporting Person (See Instructions) CO

CUSIP NO. G8232Y101

1.	Names of Reporting Persons. Silver Lake Sumeru Fund Cayman, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,048,465
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,048,465

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,048,465
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 13.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. G8232Y101

1.	Names of Reporting Persons. Silver Lake Technology Investors Sumeru Cayman, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 37,119
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 37,119

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,119
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 0.2%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. G8232Y101

1.	Names of Reporting Persons. Silver Lake Technology Associates Sumeru Cayman, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,085,584
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,541,290 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,541,290 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 15.0% (1)
14.	Type of Reporting Person (See Instructions) PN

(1) See Items 5 and 6.

CUSIP NO. G8232Y101

1.	Names of Reporting Persons. SLTA Sumeru (GP) Cayman, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,085,584
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,541,290 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,541,290 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 15.0% (1)
14.	Type of Reporting Person (See Instructions) PN

(1) See Items 5 and 6.

CUSIP NO. G8232Y101

1.	Names of Reporting Persons. Silver Lake Sumeru (Offshore) AIV GP, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,085,584
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,541,290 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,541,290 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 15.0% (1)
14.	Type of Reporting Person (See Instructions) CO

(1) See Items 5 and 6.

Explanatory Note

This Amendment No. 4 (the “Amendment No. 4”), being filed by Silver Lake Partners III Cayman (AIV III), L.P. (“SLP III Cayman”), Silver Lake Technology Investors III Cayman, L.P. (“SLTI III Cayman,” and together with SLP III Cayman, the “SLP III Cayman Entities”), Silver Lake Technology Associates III Cayman, L.P. (“SLTA III Cayman”), Silver Lake (Offshore) AIV GP III, Ltd. (“SL III Offshore Ltd”), Silver Lake Sumeru Fund Cayman, L.P. (“SLS Cayman”), Silver Lake Technology Investors Sumeru Cayman, L.P. (“SLTI Sumeru Cayman,” and together with SLS Cayman, the “SLS Cayman Entities,” and collectively with the SLP III Cayman Entities, the “Silver Lake Investors”), Silver Lake Technology Associates Sumeru Cayman, L.P. (“SLTA Sumeru Cayman”), SLTA Sumeru (GP) Cayman, L.P. (“SLTA Sumeru GP Cayman”), and Silver Lake Sumeru (Offshore) AIV GP, Ltd. (“SL Sumeru Offshore Ltd” and collectively with SLTA III Cayman, SL III Offshore Ltd, the Silver Lake Investors, SLTA Sumeru Cayman and SLTA Sumeru GP Cayman, the “Reporting Persons), amends the Schedule 13D initially filed on June 9, 2017, as amended by Amendment No. 1 on December 4, 2017, Amendment No. 2 on March 16, 2018 and Amendment No. 3 on April 5, 2018 (as so amended, the “Prior 13D”, and as amended by this Amendment No. 4, the “Schedule 13D”), relating to the Ordinary shares, par value $0.03 per share (the “Ordinary Shares”), of SMART Global Holdings, Inc., a Cayman Islands corporation (the “Issuer”). The Items below amend the information disclosed under the corresponding Items of the Prior 13D as described below. Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Prior 13D. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Prior 13D.

On July 9, 2019, pursuant to an Agreement and Plan of Merger, dated July 9, 2019, among the Issuer, Inforce Computing, Inc. (“Inforce Computing”) and the other parties thereto (the “Merger Agreement”), the Issuer completed the acquisition of Inforce Computing through a series of mergers with acquisition subsidiaries of the Issuer, whereby Inforce Computing became a wholly owned subsidiary of the Issuer (the “Inforce Acquisition”). Ajay Shah, Managing Partner of Silver Lake Sumeru and President and Chief Executive Officer and Chairman of the Board of Directors of the Issuer, and Paul Mercadante, Managing Director of Silver Lake Sumeru and a director of the Issuer, each directly held equity interests in Inforce Computing and in connection with the Inforce Acquisition, Mr. Shah and Mr. Mercadante became entitled to receive 176,612 and 44,183 Ordinary Shares, respectively, in consideration of their approximate 28% and 7% interests in Inforce Computing, respectively, of which 150,074 and 37,544 Ordinary Shares were issued to Mr. Shah and Mr. Mercadante at the closing of the Inforce Acquisition, respectively, and an additional 26,538 and 6,639 Ordinary Shares (the “Holdback Shares”) may be issued to each of Mr. Shah and Mr. Mercadante, respectively, on the date that is one year following the closing of the Inforce Acquisition, which Holdback Shares were retained by the Issuer as security for post-closing purchase price adjustments and the indemnification obligations of certain shareholders of Inforce Computing under the Merger Agreement. The Ordinary Shares issued in the Inforce Acquisition are subject to a lock-up period, pursuant to which such Ordinary Shares may not be sold for one year following the closing date.

The Reporting Persons are filing this Amendment No. 4 to reflect Mr. Shah’s acquisition of additional Ordinary Shares in the Inforce Acquisition and any resulting deemed increase in beneficial ownership of Ordinary Shares by each of SLTA Sumeru Cayman, SLTA Sumeru GP Cayman and SL Sumeru Offshore Ltd as a result of the rights and obligations set forth in the Sponsor Shareholders Agreement, described in Item 6 of the Schedule 13D. The Inforce Acquisition did not involve any purchase or sale of Ordinary Shares by any of the Reporting Persons.

Item 2. Identity and Background.

Item 2 of the Prior 13D is hereby amended and supplemented as follows:

The information set forth in amended and restated Annexes A-1 and A-2 hereto is incorporated by reference in this amended Item 2.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Prior 13D is hereby amended and supplemented as follows:

The information set forth in the Explanatory Note of this Amendment No. 4 is incorporated herein by reference.

Each of SLTA Sumeru Cayman, SLTA Sumeru GP Cayman and SL Sumeru Offshore Ltd may be deemed to have acquired beneficial ownership over an additional 112,500 Ordinary Shares in connection with the partial vesting of Mr. Shah’s stock options to purchase Ordinary Shares granted on March 14, 2018, as a result of the rights and obligations set forth in the Sponsor Shareholders Agreement, described in Item 6 of the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5(a) – (b) of the Prior 13D is hereby amended and restated as follows:

The information contained in rows 7, 8, 9, 10, 11, 12 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a) – (b) By virtue of the relationships and agreements among the Reporting Persons described herein, the Reporting Persons are a group within the meaning of Section 13(d)(5) of the rules and regulations promulgated by the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 (the “Exchange Act”). As such, the Reporting Persons may be deemed to beneficially own an aggregate of 9,712,461 Ordinary Shares of the Issuer, which includes (i) 6,138,094 Ordinary Shares held by SLP III Cayman; (ii) 33,077 Ordinary Shares held by SLTI III Cayman; (iii) 3,048,465 Ordinary Shares held by SLS Cayman; (iv) 37,119 Ordinary Shares held by SLTI Sumeru Cayman and (v) 455,706 Ordinary Shares held by, or beneficially owned by, Mr. Shah and his affiliated investment vehicles, which includes 112,500 Ordinary Shares underlying currently exercisable stock options (see “Sponsor Shareholders Agreement” in Item 6 of the Schedule 13D), representing in the aggregate approximately 41.2% of the issued and outstanding Ordinary Shares of the Issuer.

The beneficial ownership reported herein does not include Ordinary Shares beneficially owned by certain investors in the Issuer over which the Reporting Persons may be deemed to share dispositive power by virtue of the rights and obligations set forth in the Investors Shareholders Agreement described further in Item 6 of the Schedule 13D. The Reporting Persons disclaim beneficial ownership over any such Ordinary Shares.

The percentages of beneficial ownership in this Schedule 13D are based on 23,081,158 Ordinary Shares of the Issuer outstanding as of May 31, 2019, as reflected in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on June 27, 2019, plus a number of Ordinary Shares which would be issued upon the exercise of Mr. Shah of his 112,500 currently exercisable stock options, plus an aggregate of 382,788 Ordinary Shares issued on July 9, 2019 in connection with the Inforce Acquisition.

Information with respect to the beneficial ownership of Ordinary Shares by the directors of SL III Offshore Ltd and SL Sumeru Offshore Ltd is set forth in Annex A of this Amendment No. 4 and incorporated herein by reference in response to this Item 5.

The beneficial ownership of Ordinary Shares reported herein does not include Ordinary Shares underlying unvested options to purchase Ordinary Shares or unvested restricted stock units held by Mr. Shah as described in Item 6 of this Schedule 13D or the additional 26,538 Holdback Shares which may be issued to Mr. Shah upon the one year anniversary of the Inforce Acquisition.

Item 5(c) is hereby amended and restated as follows:

(c) Except as set forth in the Explanatory Note of this Schedule 13D, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any other person listed in Annex A, have effected any transaction in Ordinary Shares during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Prior 13D is hereby amended and supplemented as follows:

The information set forth in the Explanatory Note of this Amendment No. 4 is incorporated herein by reference

On May 7, 2019, Mr. Shah was awarded a grant of 133,000 restricted stock units vesting over a period of approximately four years, subject to continued service through each vesting date, with (x) 25% vesting on April 20, 2020 and (y) the remainder vesting in equal quarterly installments (one-sixteenth of the original award) on each of January 20, April 20, July 20 and October 20 of each year through the final vesting date.

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 11, 2019

Silver Lake Partners III Cayman (AIV III), L.P.
By:	Silver Lake Technology Associates III Cayman, L.P., its general partner By: Silver Lake (Offshore) AIV GP III, Ltd., its general partner

By:	/s/ Kenneth Hao
Name: Kenneth Hao Title: Director

Silver Lake Technology Investors III Cayman, L.P.
By:	Silver Lake Technology Associates III Cayman, L.P., its general partner By: Silver Lake (Offshore) AIV GP III, Ltd., its general partner

By:	/s/ Kenneth Hao
Name: Kenneth Hao Title: Director

Silver Lake Technology Associates III Cayman, L.P.
By:	Silver Lake (Offshore) AIV GP III, Ltd., its general partner

By:	/s/ Kenneth Hao
Name: Kenneth Hao Title: Director

Silver Lake (Offshore) AIV GP III, Ltd.

By:	/s/ Kenneth Hao
Name: Kenneth Hao Title: Director

Silver Lake Sumeru Fund Cayman, L.P.
By:	Silver Lake Technology Associates Sumeru Cayman, L.P., its general partner By: SLTA Sumeru (GP) Cayman, L.P., its general partner By: Silver Lake Sumeru (Offshore) AIV GP, Ltd., its general partner

By:	/s/ Kenneth Hao
Name: Kenneth Hao Title: Director

Silver Lake Technology Investors Sumeru Cayman, L.P.
By:	Silver Lake Technology Associates Sumeru Cayman, L.P., its general partner By: SLTA Sumeru (GP) Cayman, L.P., its general partner By: Silver Lake Sumeru (Offshore) AIV GP, Ltd., its general partner

By:	/s/ Kenneth Hao
Name: Kenneth Hao Title: Director

Silver Lake Technology Associates Sumeru Cayman, L.P.
By:	SLTA Sumeru (GP) Cayman, L.P., its general partner By: Silver Lake Sumeru (Offshore) AIV GP, Ltd., its general partner

By:	/s/ Kenneth Hao
Name: Kenneth Hao Title: Director

SLTA Sumeru (GP) Cayman, L.P.
By:	Silver Lake Sumeru (Offshore) AIV GP, Ltd., its general partner

By:	/s/ Kenneth Hao
Name: Kenneth Hao Title: Director

Silver Lake Sumeru (Offshore) AIV GP, Ltd.

By:	/s/ Kenneth Hao
Name: Kenneth Hao Title: Director

Annex A-1 to Amendment No. 4

The Annex A-1 of the Prior 13D is hereby amended and restated as follows:

The following sets forth the name and principal occupation of each of the directors of Silver Lake (Offshore) AIV GP III, Ltd. Each of such persons is a citizen of the United States.

Silver Lake (Offshore) AIV GP III, Ltd.
Name	Business Address	Principal Occupation

Michael Bingle	c/o Silver Lake 55 Hudson Yards 550 West 34th Street, 40th Floor New York, NY 10001	Managing Director and Managing Member of Silver Lake Group, L.L.C.

Egon Durban	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Managing Director and Managing Member of Silver Lake Group, L.L.C.

Kenneth Hao	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Managing Director and Managing Member of Silver Lake Group, L.L.C.

Karen King	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Managing Director and Chief Legal Officer of Silver Lake Group, L.L.C.

Greg Mondre	c/o Silver Lake 55 Hudson Yards 550 West 34th Street, 40th Floor New York, NY 10001	Managing Director and Managing Member of Silver Lake Group, L.L.C.

Joe Osnoss	c/o Silver Lake 55 Hudson Yards 550 West 34th Street, 40th Floor New York, NY 10001	Managing Director of Silver Lake Group, L.L.C.

Andrew Wagner	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Managing Director and Chief Financial Officer of Silver Lake Group, L.L.C.

None of the persons listed above beneficially owns any Ordinary Shares of the Issuer.

Annex A-2 to Amendment No. 4

The Annex A-2 of the Prior 13D is hereby amended and restated as follows:

The following sets forth the name and principal occupation of each of the directors of Silver Lake Sumeru (Offshore) AIV GP, Ltd. Each of such persons is a citizen of the United States.

Silver Lake Sumeru (Offshore) AIV GP, Ltd.

Name	Business Address	Principal Occupation

John Brennan	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Managing Director of Silver Lake Management Company Sumeru, L.L.C.

Egon Durban	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Managing Director and Managing Member of Silver Lake Group, L.L.C.

Kenneth Hao	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Managing Director and Managing Member of Silver Lake Group, L.L.C.

Karen King	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Managing Director and Chief Legal Officer of Silver Lake Group, L.L.C.

Paul Mercadante	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Managing Director of Silver Lake Management Company Sumeru, L.L.C.

Kyle Ryland	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Managing Director of Silver Lake Management Company Sumeru, L.L.C.

Ajay Shah	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Co-Founder and Managing Partner of Silver Lake Management Company Sumeru, L.L.C. President and CEO of the Issuer

Jason White	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Managing Director of Silver Lake Group, L.L.C.

Mr. Shah beneficially owns 455,706 Ordinary Shares of the Issuer, or approximately 1.9% of the outstanding Ordinary Shares, which includes (i) 74,124 shares of record held by Krishnan-Shah Family Partners, L.P. Fund No. 1, for which Mr. Shah serves as a trustee; (ii) 8,339 shares of record held by Krishnan-Shah Family Partners, L.P. Fund No. 3, for which Mr. Shah serves as a trustee; (iii) 92,182 shares of record held by The Ajay B. Shah and Lata K. Shah 1996 Trust (U/A/D 5/28/1996), for which Mr. Shah serves as a trustee; (iv) 14,305 shares of record held by Krishnan-Shah Family Partners, L.P. Fund No. 4, for which Mr. Shah serves as a trustee; and (v) 266,756 shares held of record or shares underlying exercisable options held of record by Mr. Shah. The Ordinary Shares described in clauses (i) through (iv) above, as well as 4,182 Ordinary Shares held by Mr. Shah were acquired in

2011 by the holders at the time of the merger of SMART Modular Technologies (WWH), Inc. into a subsidiary of Saleen Holdings, Inc., an entity formed by the Silver Lake Investors and certain other shareholders, and later renamed SMART Global Holdings, Inc. Mr. Shah acquired beneficial ownership over an additional 112,500 Ordinary Shares underlying vested options, described in Item 6 and an additional 150,074 Ordinary Shares in connection with the Inforce Acquisition described in the Explanatory Note of this Amendment No. 4. The beneficial ownership described herein does not include an additional 787,500 Ordinary Shares underlying stock options which are currently unvested, an additional 133,000 Ordinary Shares underlying currently unvested restricted stock units, each described in Item 6 of this Schedule 13D, and an additional 26,538 Ordinary Shares which may be issued to Mr. Shah on the date that is one year following the closing of the Inforce Acquisition, as described in the Explanatory Note of this Amendment No. 4.

Mr. Mercadante indirectly beneficially owns 37,544 Ordinary Shares, acquired in connection with the Inforce Acquisition described in the Explanatory Note of this Amendment No. 4. The beneficial ownership described herein does not include an additional 6,639 Ordinary Shares which may be issued to Mr. Mercadante on the date that is one year following the closing of the Inforce Acquisition, as described in the Explanatory Note of this Amendment No. 4.

Other than Messrs. Shah and Mercadante, none of the persons listed above beneficially owns any Ordinary Shares of the Issuer.